March 12, 2018

Tiziano Lazzaretti
Chief Financial Officer
Tiziana Life Sciences plc
3rd Floor, 11-12 St. James's Square
London SW1 4LB, United Kingdom

       Re: Tiziana Life Sciences plc
           Amendment No. 4 to Draft Registration Statement on Form 20-F Submitted February 27, 2018
           CIK No. 0001723069

Dear Mr. Lazzaretti:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form 20-F

Notes to Consolidated Financial Statements
16. Share Capital, page F-18

1.
       We acknowledge your response to prior comment 5. It is unclear to us whether the order from the High Court of England and Wales (the Order) as it relates to a credit to retained earnings is made in the context of generally accepted accounting principles in the United
       Kingdom (UK GAAP) or IFRS and/or whether "retained earnings" is a defined term under either UK GAAP or IFRS. Although we acknowledge that the capital reduction resulting
 Tiziano Lazzaretti
Tiziana Life Sciences plc
March 12, 2018
Page 2
      from the Order created distributable reserves, we continue to have concerns that characterizing $41.3 million of capital contributed by shareholders as "retained earnings"
      is a faithful representation of the transaction. Please address the following:
        Tell us if "retained earnings" is defined under UK GAAP.
        Tell us whether the Order applies to UK GAAP financial statements or IFRS financial statements.
        If you are able to support that the Order applies to your IFRS financial statements, tell us whether the High Court regularly makes determination of accounting classification under IFRS or whether it merely approved the underlying general objective of your capital reduction transaction to create distributable reserves.
        Tell us your consideration for presenting your distributable reserves in two separate columns on your statements of shareholders' equity (one for distributable reserves converted from contributed capital and the other from your results of operations) and your consideration for titling the contributed capital component to anything other than
          "retained earnings."




21. Reserves, page F-23

2. Please confirm whether the 41.3 million of distributable reserves disclosed on page F-24 is denominated in GBP or USD, as indicated in your Consolidate Statements of
      Shareholders' Equity on page F-5, and revise accordingly.
        You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at
(202) 551-
3638 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-
3675 with any other questions.


FirstName LastNameTiziano Lazzaretti
                                                           Division of
Corporation Finance
Comapany NameTiziana Life Sciences plc
                                                           Office of Healthcare
& Insurance
June 16, 2017 Page 2
cc: Ed Lukins, Esq.
FirstName LastName